SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

(Amendment No. ___)

Alexco Resource Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

01535P106

(CUSIP Number)

David C. Sienko, Esq.

Vice President and General Counsel

Hecla Mining Company

6500 North Mineral Drive, Suite 200

Coeur d’Alene, Idaho 83815

(208) 769-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01535P106	13D	Page 2 of 11

1.	NAMES OF REPORTING PERSONS Hecla Mining Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Items 5 and 6)
	8.	SHARED VOTING POWER 16,957,595(1) (See Items 5 and 6)
	9.	SOLE DISPOSITIVE POWER 0 (See Items 5 and 6)
	10.	SHARED DISPOSITIVE POWER 16,957,595(1) (See Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,957,595(1) (See Items 5 and 6)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Items 5 and 6)
14.	TYPE OF REPORTING PERSON CO

(1)

Includes only shares held directly by 1080980 B.C. Ltd., an indirect wholly-owned subsidiary of the reporting person and a direct wholly-owned subsidiary of Hecla Canada Ltd., which is a direct wholly-owned subsidiary of the reporting person. The reporting person may be deemed to share the voting and dispositive power with respect to these shares as a result of these relationships with Hecla Canada Ltd. and 1080980 B.C. Ltd. In addition, the reporting person may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. The filing of this Schedule 13D shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities held by any other member of such a voting group, and any such beneficial ownership is expressly disclaimed.

CUSIP No. 01535P106	13D	Page 3 of 11

1.	NAMES OF REPORTING PERSONS Hecla Canada Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Items 5 and 6)
	8.	SHARED VOTING POWER 16,957,595(2) (See Items 5 and 6)
	9.	SOLE DISPOSITIVE POWER 0 (See Items 5 and 6)
	10.	SHARED DISPOSITIVE POWER 16,957,595(2) (See Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,957,595(2) (See Items 5 and 6)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Items 5 and 6)
14.	TYPE OF REPORTING PERSON OO

(2)

Includes only shares held directly by 1080980 B.C. Ltd., a direct wholly-owned subsidiary of the reporting person. The reporting person is a direct wholly-owned subsidiary of Hecla Mining Company. The reporting person may be deemed to share the voting and dispositive power with respect to these shares as a result of these relationships with Hecla Mining Company and 1080980 B.C. Ltd. In addition, the reporting person may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. The filing of this Schedule 13D shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities held by any other member of such a voting group, and any such beneficial ownership is expressly disclaimed.

CUSIP No. 01535P106	13D	Page 4 of 11

1.	NAMES OF REPORTING PERSONS 1080980 B.C. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Items 5 and 6)
	8.	SHARED VOTING POWER 16,957,595(3) (See Items 5 and 6)
	9.	SOLE DISPOSITIVE POWER 0 (See Items 5 and 6)
	10.	SHARED DISPOSITIVE POWER 16,957,595(3) (See Items 5 and 6)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,957,595(3) (See Items 5 and 6)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% (See Items 5 and 6)
14.	TYPE OF REPORTING PERSON OO

(3)

Includes only shares held directly by the reporting person. The reporting person is a direct wholly-owned subsidiary of Hecla Canada Ltd., which is a direct wholly-owned subsidiary of Hecla Mining Company. The reporting person may be deemed to share the voting and dispositive power with respect to these shares as a result of these relationships with Hecla Mining Company and Hecla Canada Ltd. In addition, the reporting person may be deemed to be part of a voting group and may be deemed to have beneficial ownership of the shares held by such voting group. The filing of this Schedule 13D shall not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities held by any other member of such a voting group, and any such beneficial ownership is expressly disclaimed.

CUSIP No. 01535P106	13D	Page 5 of 11

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, without par value (“Alexco Common Shares”), of Alexco Resource Corp. (the “Issuer”). The principal executive offices of the Issuer are located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, British Columbia, V7X 1M9 Canada.

Item 2. Identity and Background.

This Schedule 13D is being filed by Hecla Mining Company, a Delaware corporation (“Hecla Mining”), Hecla Canada Ltd., a Canadian private limited company (“Hecla Canada”), and 1080980 B.C. Ltd., a Canadian private limited company (“1080980” and together with Hecla Mining and Hecla Canada, the “Reporting Persons”).

Hecla Mining is the largest silver producer in the United States. In addition to operating mines in Alaska, Idaho and Quebec, Canada, Hecla Mining owns a number of exploration properties and pre-development projects in world-class silver and gold mining districts throughout North America. Hecla Canada is a direct wholly-owned subsidiary of Hecla Mining, and 1080980 is a direct wholly-owned subsidiary of Hecla Mining. The principal business of Hecla Canada and 1080980 is serving as a holding company with respect to certain Canadian operations of Hecla Mining.

The principal business address of Hecla Mining is 6500 North Mineral Drive, Suite 200, Coeur d’Alene, Idaho 83815. The principal business address of Hecla Canada and 1080980 is 800 West Pender Street, Suite 970, Vancouver, BC V6C 2V6.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each Reporting Person are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On July 4, 2022, Hecla Mining entered into an Arrangement Agreement (the “Arrangement Agreement”) with the Issuer. Under the terms of the Arrangement Agreement, Hecla Mining has agreed to acquire all of the outstanding Alexco Common Shares of the Issuer. Subject to the terms of the Arrangement Agreement, holders of Alexco Common Shares will receive 0.116 of a share of Hecla Mining’s common stock, $0.25 par value per share (“Hecla Common Stock”), per Alexco Common Share. A copy of the Arrangement Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Concurrently with the execution and delivery of the Arrangement Agreement and as contemplated by the terms of the Arrangement Agreement, Hecla Mining and the Issuer entered into a bridge loan agreement (as amended to date, the “Bridge Loan Agreement”) pursuant to which Hecla Mining agreed to provide a loan to the Issuer in the amount of up to $30 million (the “Bridge Loan”) to bridge the Issuer’s operations through the closing of the transactions contemplated by the Arrangement Agreement. A copy of the Bridge Loan Agreement is filed as Exhibits 2 and 3 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 01535P106	13D	Page 6 of 11

Also concurrently with the execution and delivery of the Arrangement Agreement and as contemplated by the terms of the Arrangement Agreement, 1080980 and the Issuer entered into a subscription agreement (the “Subscription Agreement”) pursuant to which 1080980 subscribed for 8,984,100 newly issued Alexco Common Shares (collectively, the “Subscribed Shares”) for a price of CDN$0.50 per share, having an aggregate value of US$3,593,640. 1080980 previously owned 7,973,495 Alexco Common Shares. On July 18, 2022, the Toronto Stock Exchange approved the issuance and sale of the Subscribed Shares in accordance with the terms of the Subscription Agreement. The acquisition of the Subscribed Shares results in 1080980 then owning 9.9% of the outstanding Alexco Common Shares in the aggregate.

The aggregate amount of funds used by 1080980 in purchasing the Subscribed Shares from the Issuer came directly from the assets of Hecla Mining.

As a condition to the willingness of Hecla Mining to enter into the Arrangement Agreement, the directors and executive officers of Alexco and each of certain shareholders of Alexco (collectively, the “Signing Shareholders”) entered into respective Voting Support Agreements dated as of July 4, 2022 (collectively, the “Voting Agreements”), a form of which is filed as Exhibit 4 to this Schedule 13D and incorporated by reference into this Item 3, with Hecla Mining. Hecla Mining did not pay additional consideration to the Signing Stockholders in connection with the execution and delivery of the Voting Agreements. Pursuant to, and subject to the terms and conditions contained in, the Voting Agreements, the Reporting Persons may be deemed to have acquired beneficial ownership of the Alexco Common Shares beneficially owned by the other parties to the Voting Agreements (the “Voting Agreement Shares”) by virtue of the entrance into the Voting Agreements by Hecla Mining and the Signing Shareholders. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities held by any other member of such a voting group, and any such beneficial ownership is expressly disclaimed.

Item 4. Purpose of Transaction.

The information set forth in Item 3 herein is hereby incorporated by reference.

1080980 acquired the Subscribed Shares in connection with Hecla Mining’s entrance into the Arrangement Agreement and the related agreements contemplated thereby. Upon consummation of the transactions contemplated by the Arrangement Agreement, Hecla Mining will own all of the outstanding Alexco Common Shares. The consummation of the transactions contemplated by the Arrangement Agreement also are expected to result in one or more other actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including (i) the delisting of the Issuer’s securities from the NYSE American Stock Exchange and the Toronto Stock Exchange, (ii) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended, (iii) changes in the present board of directors and management of the Issuer, including a change in the number or term of directors, (iv) a material change in the present capitalization or dividend policy of the Issuer, (v) other material changes in the Issuer’s business or corporate structure and (vi) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

CUSIP No. 01535P106	13D	Page 7 of 11

Subject to the terms of the Arrangement Agreement, each Reporting Person reserves the right (i) to acquire additional Alexco Common Shares in the open market, in privately negotiated transactions, or otherwise, (ii) to dispose of all or a portion of the Alexco Common Shares that it currently beneficially owns, including the Subscribed Shares, (iii) to enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities or (iv) to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 3 and 4 herein is hereby incorporated by reference.

Each Reporting Person may be deemed to beneficially own, and have shared voting power and shared dispositive power over, 16,957,595 Alexco Common Shares. Based on information provided to the Reporting Persons by the Issuer, each Reporting Person believes that it therefore may be deemed to have beneficial ownership of 9.9% of the outstanding Alexco Common Shares as of the date of this Schedule 13D.

None of the Reporting Persons have effected any other transactions in the Alexco Common Shares during the 60-day period prior to the date set forth on the signature pages of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 herein is hereby incorporated by reference.

Pursuant to the terms of the Bridge Loan Agreement, if, prior to the consummation of the transactions contemplated by the Arrangement Agreement, the Arrangement Agreement is terminated under certain specified circumstances, Hecla Mining may, at its option in its sole discretion, convert the principal amount of the Bridge Loan into Alexco Common Shares at a conversion price equal to the volume-weighted average price of the Alexco Common Shares for the five trading days immediately preceding the date of such election by Hecla Mining, as calculated in accordance with the terms of the Bridge Loan Agreement. The amount and percentage of Alexco Common Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D exclude Alexco Common Shares that potentially may be acquired by Hecla Mining pursuant to the terms of the Bridge Loan Agreement.

In connection with its entrance into the Arrangement Agreement and the other related agreements contemplated thereby, Hecla Mining entered into the Voting Agreements with the Signing Shareholders. The Signing Shareholders beneficially own, in the aggregate, 6,178,916 outstanding Alexco Common Shares as of the date of the Voting Agreements. The Signing Shareholders also own options issued by the Issuer to purchase Alexco Common Shares, restricted share units issued by the Issuer and deferred share units issued by the Issuer. The amount and percentage of Alexco Common Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D exclude Alexco Common Shares subject to the Voting Agreements, including any Alexco Common Shares which may be acquired by Signing Shareholders upon exercise or settlement of any such options, restricted share units or deferred share units.

Pursuant to the terms of the Voting Agreements, among other things, the parties thereto have agreed that each Signing Shareholder will cause all Alexco Common Shares owned by such Signing Shareholder (including any subsequently acquired Alexco Common Shares) to be voted at a special meeting of the shareholders of the Issuer in favor of the approval of the arrangement contemplated by the Arrangement Agreement and in favor of any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement.

CUSIP No. 01535P106	13D	Page 8 of 11

The summaries contained herein of each of the Arrangement Agreement, the Bridge Loan Agreement and the Voting Agreements do not purport to be complete and are qualified in its entirety by reference to the Arrangement Agreement and the form of Voting Agreement, which are filed as Exhibits 1, 2, 3 and 4, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Arrangement Agreement dated as of July 4, 2022, by and between Hecla Mining Company and Alexco Resource Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Hecla Mining Company on July 5, 2022).

Exhibit 2	Bridge Loan Agreement dated as of July 4, 2022, by and between Hecla Mining Company and Alexco Resource Corp.

Exhibit 3	Amendment to Bridge Loan Agreement dated as of July 16, 2022, by and between Hecla Mining Company and Alexco Resource Corp.

Exhibit 4	Form of Voting Support Agreement.

CUSIP No. 01535P106	13D	Page 9 of 11

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2022

HECLA MINING COMPANY

By:	/s/ Russell D. Lawlor
Name:	Russell D. Lawlor
Title:	Senior Vice President and CFO

HECLA CANADA LTD.

By:	/s/ Russell D. Lawlor
Name:	Russell D. Lawlor
Title:	Vice President and CFO

1080980 B.C. LTD.

By:	/s/ Russell D. Lawlor
Name:	Russell D. Lawlor
Title:	Vice President

CUSIP No. 01535P106	13D	Page 10 of 11

Schedule A

Hecla Mining Company

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Phillips S. Baker, Jr.	President and Chief Executive Officer of Hecla Mining Company	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Catherine J. Boggs	Retired	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

George R. Johnson	Retired	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Stephen F. Ralbovsky	Founder and Principal of Wolf Sky Consulting LLC	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Charles B. Stanley	Managing Member of Cutthroat Energy, LLC	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Alice Wong	Senior Vice President and Chief Corporate Officer of Cameco Corporation	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Russell D. Lawlar	Senior Vice President, Chief Financial Officer and Treasurer of Hecla Mining Company	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Lauren M. Roberts	Senior Vice President and Chief Operating Officer of Hecla Mining Company	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Michael L. Clary	Senior Vice President—Chief Administrative Officer of Hecla Mining Company	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Kurt D. Allen	Vice President—Exploration of Hecla Mining Company	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

David C. Sienko	Vice President and General Counsel of Hecla Mining Company	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Robert D. Brown	Vice President—Corporate Development & Sustainability of Hecla Mining Company	c/o Hecla Mining Company 6500 North Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

CUSIP No. 01535P106	13D	Page 11 of 11

Hecla Canada Ltd.

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Robert D. Brown	Vice President – Corporate Development and Sustainability of Hecla Mining Company	c/o Hecla Mining Company 6500 N. Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	Canada

Michael L. Clary	Senior Vice President – Chief Administrative Officer of Hecla Mining Company	c/o Hecla Mining Company 6500 N. Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Russell D. Lawlar	Senior Vice President, Chief Financial Officer and Treasurer of Hecla Mining Company	c/o Hecla Mining Company 6500 N. Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Christophe M. McLean	Vice President and Chief Financial Officer – Canada of Hecla Mining Company	c/o Hecla Canada Ltd. 2200 HSBC Building 885 West Georgia Street Vancouver BC V6C 3E8	Canada

1080980 B.C. Ltd.

Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship

Robert D. Brown	Vice President – Corporate Development and Sustainability of Hecla Mining Company	c/o Hecla Mining Company 6500 N. Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	Canada

Michael L. Clary	Senior Vice President – Chief Administrative Officer of Hecla Mining Company	c/o Hecla Mining Company 6500 N. Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Russell D. Lawlar	Senior Vice President, Chief Financial Officer and Treasurer of Hecla Mining Company	c/o Hecla Mining Company 6500 N. Mineral Drive, Suite 200 Coeur d’Alene, Idaho 83815	United States of America

Christophe M. McLean	Vice President and Chief Financial Officer – Canada of Hecla Mining Company	c/o Hecla Canada Ltd. 2200 HSBC Building 885 West Georgia Street Vancouver BC V6C 3E8	Canada